Exhibit 99.2

BLUE MOON METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026

The following management discussion and analysis (“MD&A”) of Blue Moon Metals Inc. (“Blue Moon” or the “Company”) has been prepared as of August 13, 2026, and provides an analysis of the Company’s results of operations for the three and six months ended June 30, 2026.

This discussion is intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward-looking statements relating to its potential future performance. The information should be read in conjunction with the Blue Moon unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2026 and 2025, Blue Moon’s audited consolidated financial statements for the years ended December 31, 2025 and 2024, and the notes thereto, which have been prepared in accordance with IFRS Accounting Standards (“IFRS”). Blue Moon's material accounting policies are described in note 3 of the aforementioned audited consolidated financial statements. All of the financial information presented herein is expressed in Canadian dollars, unless otherwise indicated.

The operations of the Company are speculative due to the high-risk nature of the mining industry. Blue Moon faces risks that are generally applicable to its industry and others that are specific to its operations. Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations. Such risk factors could materially affect the value of the Company’s assets, and future operating results of the Company and could cause actual results to differ materially from those described in this MD&A. Reference is made to the discussion of forward-looking statements at the end of this document. In addition, the Company hereby incorporates by reference into this MD&A, the disclosure contained in the Company’s Annual Information Form dated April 23, 2026 (the “AIF”): (i) under the heading “Cautionary Statement Regarding Forward-Looking Information” on page 1 of such AIF, and (ii) under the heading “Risk Factors” commencing on page 82 of such AIF and ending on page 92 of such AIF.

Description of the Business

Blue Moon is a mineral exploration and development company and in 2026 is focused on advancing its polymetallic brownfield projects in Tier 1 mining jurisdictions, in particular, the Nussir copper-gold-silver property (the “Nussir Project”) in Norway and the Blue Moon zinc-copper-gold-silver property (the “Blue Moon Project”) in California, United States of America (“USA”) as well as other critical mineral projects in the USA. In February 2026, the Company closed the previously announced acquisition of the Springer tungsten mine and processing plant in Nevada, USA (the “Springer Property”), an acquisition that was initially intended to serve as processing facilities for the direct shipped ore from the Blue Moon Project when the latter starts production. In 2026, as the sources of critical metals, including tungsten, became affected by restrictive trade policies and global conflicts, and the prices for these metals increased significantly, the Company decided to explore the mining of the Springer tungsten deposit, as well as advancing the hub-and-spoke business model in western USA, building around the Springer complex. In March 2026, the Company acquired the Apex germanium-gallium mine in Utah (the “Apex Project”), USA and in April 2026, the Company expanded the Apex Project by acquiring the Gage property surrounding it and in May 2026 acquired certain properties surrounding the Springer complex. In June 2026, the Company signed an agreement to combine its interest in the Sulitjelma Project with a company that owns adjacent concessions, thereby consolidating the Sulitjelma district. In May 2026, following the release of the Nussir feasibility study in April 2026, the Company announced the launch of an equity financing and the final investment decision on Nussir project was made.

Blue Moon is listed on the TSX Venture Exchange (“TSXV”) under the symbol “MOON”, on the NASDAQ Capital Market (“NASDAQ”) under the symbol “BMM” and on the Frankfurt Stock Exchange under the symbol “8SX0”.

2026 Highlights

Corporate

US hub and spoke business model and other acquisitions

On February 10, 2026, the Company closed the previously announced acquisition of the Springer Property in Pershing County, Nevada from Goods LG LLC (“Goods”) for US$18,500,000, of which US$500,000 had been paid in October 2025 as an initial non-refundable deposit, as well as a 2.0% net smelter return (“NSR”) royalty.

The Springer complex is expected to be developed into a hub for processing critical minerals, with feeds coming initially from the Blue Moon Project and the Springer tungsten deposit, the latter of which the Company is working to accelerate confirmatory drilling for updating historical resources to support a development plan. The Company is also planning to acquire and develop smaller, high grade underground critical metals mines in the western United States and with the intention to send the mineralized material to the Springer hub for processing. This dovetails with federal initiatives in the USA under section 232 of the Trade Expansion Act to promote domestic production of critical metals and decrease dependence on foreign supply chains.

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Blue Moon Metals Inc. Management’s Discussion and Analysis For the six months ended June 30, 2026

On March 13, 2026, the Company closed the acquisition of the Apex mine in Washington County in southern Utah from a subsidiary of Teck Resources Limited (“Teck”) for 7,031,959 common shares of the Company, a 0.5% NSR royalty and marketing rights on the property, a life of mine offtake on the Blue Moon mine’s zinc concentrate, and equity participation rights and top-up rights and information rights in an investor rights agreement. The Company also assumed an existing capped 3.0% NSR royalty obligation on the Apex claims. Apex is a historical gallium, germanium and copper underground mine with 24 patented claims located in southwestern Utah, had been a primary producer of gallium and germanium in 1980s to 1990s and is in one of the most important gallium and germanium districts. On April 1, 2026, the Company consolidated its position in this district with the acquisition of the Gage project from a subsidiary of Liberty Gold Corp for 420,935 common shares of the Company and a 2.0% NSR royalty on certain concessions. The Gage project consists of 181 unpatented mining claims located on Bureau of Land Management (“BLM”) lands and two Utah School and Institutional Trust Lands Administration (“SITLA”) leases surrounding the Apex mine, for a total area of 5,916 hectares. The Company also assumed a 4.0% NSR royalty in respect of the SITLA leases (8.0% for fissionable materials).

On May 15, 2026, the Company completed the previously announced acquisition of certain claims adjacent to the Springer Property for consideration of 188,199 common shares of the Company, US$1 million in cash and a sliding scale gross revenue royalty (“GRR”). The claims included some historically identified veins including the Stank deposit, the O’Byrne deposits and a portion of the Sutton deposit.

On August 11, 2026, the Company announced the acquisition of a portfolio of 33 tungsten and antimony projects in the western United States (collectively, the “Ropa Projects”, and each, a “Ropa Project”), from a private owner on an arms’ length basis. The projects are located in known tungsten and antimony producing districts proximal to the Company’s Springer complex in Nevada and had historical production on or adjacent to most of the Ropa Projects. Consideration for the acquisition consists of 2.8 million common shares of the Company, US$5.0 million cash, of which US$2.5 million is due on closing and the remainder on the first anniversary of the closing date, a 1.0% NSR royalty on each Ropa Project and certain milestone payments (“Development Payments”) based on capped inferred resource development milestones as well as a cash incentive based on consideration received by the Company on any disposal of the Project. The transaction (the “Ropa Transaction”) is subject to TSX Venture approval and is expected to close in the later part of 2026.

Equity financing

On May 6, 2026, the Company closed its previously announced bought-deal financing (the “Offering”) consisting of a public offering (the “Public Offering”) and a concurrent private placement (the “Private Placement”) of common shares in the Company. Scotiabank, ATB Cormark Capital Markets and Canaccord Genuity Corp. acted as joint bookrunners on behalf of a syndicate of underwriters, including Haywood Securities Inc., Titan Partners Group LLC, a division of American Capital Partners, LLC, Maxim Group LLC and Red Cloud Securities Inc. (collectively, the “Underwriters”). An aggregate of 10,625,000 common shares (the “Prospectus Shares”) at an issue price of $10.00 per Prospectus Share (including the partial exercise of the Underwriters’ over-allotment option of an additional 625,000 Prospectus Shares) were issued for gross proceeds of $106,250,000, as well as 5,000,000 common shares of the Company (the “Private Placement Shares”) were issued for gross proceeds of $50,000,000. In connection with the services of the Underwriters in the Offering, an aggregate cash commission of $7,756,260 was paid to the Underwriters.

On April 24, 2026, following Hartree’s exercise of its top-up right pursuant to the investor rights agreement with the Company, the Company issued 526,617 common shares to Hartree at $9.06 per share for gross proceeds of approximately $4.8 million. Proceeds will be used for project development and general corporate purposes.

On March 10, 2026, the Company closed a private placement financing with Leonard Nilsen & Sønner AS (“LNS”) and Hartree with the issuance of 181,127 common shares for total gross proceeds of $1,305,563. Details of the previously announced agreement with LNS and participation rights of Hartree are described elsewhere in this MD&A.

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Blue Moon Metals Inc. Management’s Discussion and Analysis For the six months ended June 30, 2026

On October 1, 2025, pursuant to a prospectus supplement to the Company’s short form base shelf prospectus (the “Base Shelf Prospectus”), the Company closed a bought-deal public offering (the “October 1, 2025 Offering”) issuing 26,220,000 common shares at a price of $3.30 per share for total gross proceeds of $86.5 million. Net proceeds from the October 1, 2025 Offering are expected to be used for the development of the Blue Moon Project, further exploration at Nussir and NSG and general corporate and working capital purposes.

On September 23, 2025, the Company filed Base Shelf Prospectus in each of the provinces and territories of Canada, other than Québec, and which provides for the issuance of up to $200 million of eligible securities and has a term of twenty-five months, allowing the Company to raise funds quickly during the twenty-five month term by filing a prospectus supplement for the issuance of eligible securities.

On September 4, 2025, the Company issued 2,092,173 common shares at a price of $3.30 per share for gross proceeds of $6,897,000 to Oaktree Capital Management LP (“Oaktree”) as part of the initial equity tranche under the Hartree and Oaktree project finance package to fund early works and pre-construction activities at Nussir.

Concurrent with the first draw under the related bridge loan, the Company issued 1,045,000 bonus shares to Hartree for no cash consideration as part of the financing arrangement.

On May 8, 2025, the Company announced the mobilization for the underground development of the exploration decline and confirmation of underground mining parameters at the Nussir Project and pursuant to the previously announced agreement with LNS, which provides comprehensive mining services to the Company during the construction and operation of the Nussir Project, LNS acquired 376,833 common shares in the Company at a share price of $3.00 per share through a non-brokered private placement for gross proceeds of $1,130,499.

On March 7, 2025, the Company closed the second tranche of financing from Hartree of 1,750,000 shares for gross proceeds of $5.25 million. The shares were subject to a statutory hold period of four months and one day from the date of issuance (see below for the Hartree investment).

On February 26, 2025, 9,000,028 subscription receipts issued as part of the units in the December 2024 brokered unit financing came out of escrow upon the completion of the Nussir and NSG transactions, and were converted into 9,000,035 common shares without payment of additional consideration (rounding due to the 10:1 share consolidation).

US listing

On January 26, 2026, common shares of the Company began trading on the NASDAQ under the symbol “BMM” and ceased to be quoted on the OTCQX Best Market.

Nussir Project feasibility study (the “Feasibility Study” or “FS”).

On April 16, 2026, the Company announced the results of an updated FS for Nussir, which was summarized in an independent National Instrument (“NI”) 43-101 Technical Report entitled “NI 43-101 Technical Report on the Nussir Project – Feasibility Study” (the “2026 Technical Report”) with an effective date of April 14, 2026. This was filed on www.sedarplus.ca on April 20, 2026.

Highlights of the Report

  Total measured and indicated resource is 28.72 Mt at 1.20% CuEq grade.
  Total proven and probable reserve estimate is 24.98 Mt at 0.99% CuEq grade.
  Life of Mine (LOM) is 13 years with mill throughput of 6,000 tonnes per day.
  Life of Mine (LOM) average annual production of 19 kt of CuEq including an average of 3,200 ounces of gold and 496,000 ounces of silver in the consensus price scenario.
  LOM total cash costs (net of by-products) of US$0.95 per pound of copper and all-in sustaining costs of US$2.05 per pound of copper resulting in an all-in sustaining cost cashflow margin of 43% utilizing consensus pricing.
  After-tax Net Present Value of US$235 million (8% discount rate) at a long term copper price of US$4.78 per pound, gold price of US$3,515 per ounce and silver price of US$45.26 per ounce. At consensus pricing, the payable metal mix breakdown is 77% copper, 6% gold and 13% silver.
  After-tax Internal Rate of Return of 19% for the 13 year mine life and consensus pricing and 31% at spot pricing.
  Initial capital expenditures of US$184 million.
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Blue Moon Metals Inc. Management’s Discussion and Analysis For the six months ended June 30, 2026

Project Economics and Key Parameters

Table 1: Project Economics and Key Parameters
Commodity Pricing	Units	Consensus(1)	Spot(2)
Milling Capacity	tpd	6,000	6,000
Mine Life	Years	13	13
LOM Cu Production	kt	185	185
LOM CuEq Production	kt	241	261
LOM Average Cu Production	ktpa	14.6	14.6
LOM Average CuEq Production	ktpa	19.0	20.6
Average Annual Free Cash Flow	US$m	$77.2	$125
Initial Capital Costs	US$m	$184	$184
Sustaining Capital Costs	US$m	$495	$495
LOM C1 Cash Cost (net of by-product credits)	US$/lb	$0.95	$0.03
LOM ASIC (net of by-product credits)	US$/lb	$2.05	$1.14
Post-tax NPV (0%)	US$m	$708	$1,322
Post-tax NPV (8%)	US$m	$235	$559
IRR	%	19.0	31.2

(1) Consensus pricing assumes: 2028 US$5.22/lb Cu, US$4,207/oz Au, US$61.15/oz Ag; 2029 US$5.23/lb Cu, US$3,971/oz Au, US$55.07/oz Ag; LT US$4.78 Cu, US$3,515/oz Au, US$45.26/oz Ag.

(2) Spot prices are based on March 3rd, 2026: US$5.84/lb Cu, US$5,171/oz Au, US$84.61/oz Ag.

The Mineral Resources Estimate (“MRE”) remains unchanged from the technical report titled “NI 43-101 Technical Report On The Mineral Resources Of The Nussir And Ulveryggen Projects, Norway”, dated January 24, 2025 (as amended and restated on September 12, 2025) with an effective date of January 20, 2025, prepared by Adam Wheeler, B.Sc., M.Sc., C.Eng., Eur Ing., FIMMM (the “2025 Technical Report”). See Table 2: Mineral Resource Statement in the Nussir section. The MRE is inclusive of the Mineral Reserves shown in the section below.

Permitting for Nussir

The Company’s Nussir copper project in Norway holds all material permits it needs to move forward, and those permits are in force. Nussir's main waste disposal permit was reviewed and updated by Norway's environmental regulator in the second quarter of 2026, after a public comment period. Nussir has also been named a Strategic Project by the European Union under its Critical Raw Materials Act — a designation reserved for projects considered important to Europe's supply of essential raw materials, and one that recognizes the importance of the copper Nussir will produce. Norway's own Minister of Trade and Industry has publicly described Nussir as "an important project" and said the government "want[s] to realize more high-quality mineral projects that create jobs and generate value."

In June 2026, Norway's Supreme Court ruled that the paperwork supporting the fjord waste disposal permit of another Norwegian mining company, Nordic Mining ASA’s Engebø project did not fully meet the requirements of European water-protection rules, and sent that permit back to the government to be reconsidered. Importantly, Nussir was not part of that lawsuit, and the ruling did not involve Nussir's permits. The Norwegian government is now re-examining the Engebø permit, and has said that, as a next step, it will consider whether the ruling has any bearing on other projects — a review it has not yet completed and which has reached no conclusion regarding Nussir. Submarine tailings disposal is a long-established and regulated practice in Norway, used by several operating mines in addition to Nussir, and is authorized under permits granted by Norwegian authorities.

Nussir drilling results

The 2026 drilling program at Nussir consists of deep navigational step-out drilling and surface infill, intended to support ongoing geological evaluation, with the deep directional drilling aiming to expand the current known deep mineralization, including 1.2 km deep high-grade intercepts to the west, while the shallow infill program in the east concentrates on the resource initially to be mined.

On August 10, 2026, the Company announced new drilling results of its surface infill program at Nussir as well as drilling results from the deep exploration drilling program additional to those announced in the April 15, 2026 news release. See August 10, 2026 news release for more information and below in this MD&A under Nussir Project (Finnmark, Norway).

MIneral Properties

Nussir Project (Finnmark, Norway)

The Nussir Property is a polymetallic deposit which contains copper, silver and gold located in Finnmark County in northern Norway. It is an underground development project that benefits from existing critical infrastructure located next to the property (access, power and port).

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Blue Moon Metals Inc. Management’s Discussion and Analysis For the six months ended June 30, 2026

On March 6, 2025, the Company acquired all of the shares of REAS, from Wergeland Eigedom AS (“WG”). The acquisition includes critical infrastructure adjacent to the Nussir Project, notably the Øyen Industrial Land, a deep-water port facility with ship-loading and conveyor systems, a fully permitted and operating aggregate mine and buildings suitable for housing, administration and processing. This site is permitted and zoned for mining and processing activities and includes a large process plant building capable of supporting a 6,000 tpd flotation plant, along with access to low-cost industrial power. Under the agreement, WG retains sublease rights for aggregates production and has committed to purchasing waste rock from Nussir.

On June 4, 2025, the European Union Commission designated the Nussir Project, as well as twelve other projects outside of the EU, as a Strategic Critical Raw Material Project under the provisions of the 2023 EU Critical Raw Materials Act, the first project located in Norway to receive this designation, and the only primary copper project to receive this designation. This designation may benefit the project through coordinated support by the EU Commission, better access to public and private financing through various funding programs, and political support for the advancement of the project.

LNS commenced underground construction in June 2025 with the mine access portal. The 1,600m long decline will provide access to start construction of the exploration decline and provides a platform for further underground exploration.

Following the release of the 2026 Feasibility Study and the announcement of its equity financing in May 2026, the Board announced a final investment decision has been made for the Company to commence construction of the Nussir Project.

2026 Feasibility Study

As discussed in the 2026 Highlights, on April 16, 2026, the Company announced the results of an updated FS for Nussir, which is summarized in the 2026 Technical Report filed on April 20, 2026, details of which are found on www.sedarplus.ca as well as on the Company’s website at www.bluemoonmetals.com.

The FS represents a comprehensive study of the technical and economic viability of the selected development option. The project economics and key parameters as shown in Table 1 above demonstrates the project as economically viable and can support a positive production decision by the Company.

The mineral resource estimate remains unchanged from those in the 2025 Technical Report as shown in Table 2 below.

Mineral Resources Estimate (“MRE”)

Table 2: Mineral Resource Statement January 20, 2025 (amended and restated September 12, 2025)
Classification	Tonnes (millions)	Cu Grade (%)	Au Grade (g/t)	Ag Grade (g/t)	Cu Eq Grade (%)
Measured	2.69	1.08	0.18	12.8	1.31
Indicated	26.03	1.01	0.11	12.3	1.19
Measured & Indicated	28.72	1.02	0.12	12.3	1.20
Inferred	31.99	1.01	0.14	14.6	1.23

Notes:

1.   CIM definitions were followed for resource estimate.

2.   A minimum mining width of 2.0 m was applied in making the resource estimate constraint wireframes. These wireframes were generated using a preliminary MSO.

3.   Density values for Nussir were estimated from density sample values or assigned default average values where insufficient samples occur nearby.

4.   MRE constraint wireframes were generated for a cut-off grade of 0.30%Cu, related to potential underground mining.

5.   Metal prices assumed for this MRE were US$4.20/lb Cu, US$27.00/oz Ag and US$2,200/oz Au, which represent reasonable long-term consensus metal pricing.

6.   CuEq Grade=Cu Grade+0.00781*Ag Grade+0.740*Au Grade

7.   Metallurgy recovery assumptions were 96% Cu, 80% Ag and 93% Au, which stem from SGS metallurgical testwork completed in 2022.

8.   The cut-off grade of 0.30% Cu was derived from the price and recovery values above, as well as a smelter payability of 97.3% and an assumed total operating cost of US$26.20/t of ore.

9.   Rounding may result in apparent summation differences between tonnes, grades and metal content; not considered material.

10. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. CIM Definition Standards were followed for classification of Mineral Resources.

11. Mineral Resources shown are inclusive of Mineral Reserves.

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Blue Moon Metals Inc. Management’s Discussion and Analysis For the six months ended June 30, 2026

Mineral Reserves Estimate

Table 3: Mineral Reserves
Classification	Tonnes (millions)	Cu Grade (%)	Au Grade (g/t)	Ag Grade (g/t)	Cu Eq Grade (%)
Proven	2.64	0.80	0.13	10.15	1.01
Probable	22.34	0.81	0.09	10.36	0.99
Proven & Probable	24.98	0.81	0.09	10.34	0.99

Notes:

1.   Above Reserves estimate follows CIM (2019) MRMR Best Practice Guidelines including CIM Definition Standards for classification.

2.   Mining methodology is long hole open stope with minimum mining width of 3 m and mining recovery of 95% applied.

3.   Dilution applied to stopes using ELOS method correlated with geotechnical conditions.

4.   Reserves are based on copper price of US$9,034 per tonne, gold price of US$2,487/oz and silver price of US$26.58/oz.

5.   In-Situ NSR Cut off is US$35.43/t with an incremental cut-off value of US$21.03/t.

6.   Copper recovery is 96%, gold is 84% and silver is 95%.

7.   Concentrate treatment cost is US$75 per dry metric tonne.

8.   Refining costs are US$0.075/lb for copper, US$5.00/oz for gold and US$0.45/oz for silver.

9.   Freight is US$54.50 per wet metric tonne and zero emission premium of US$2.50 per wet metric tonne.

10. Numbers presented in this table may not add to the totals provided due to rounding.

Mining and Processing

The mining method used for the FS is Long Hole Open Stoping (LHOS) with ribs and sill pillars to consistently sustain the production and mill throughput design rate. Required infrastructure to support the mine operation have been included in the design, including all materials handling equipment. Trucking and mobile equipment have been optimized in the mine design along with implementation of conveyors for both crushed ore and waste.

Underground mobile crushers are utilized followed by a grinding circuit including a semi-autogenous grinding (SAG) mill and a ball mill located on surface prior to flotation. The concentrate is filtered using a plate and frame pressure filter and stored in a storage warehouse prior to shipping through the existing and operational port and ship loaders. The mine and process facility will be powered by an existing 132 kV power line. Fresh water requirements for the process plant and the mine will be provided from an existing water dam using an existing buried pipeline. A water treatment plant has been included to treat the underground mine water to a quality suitable for reuse within the processing plant, thereby reducing demand for freshwater abstraction from the water reservoir and to treat the excess mine water to a quality suitable for controlled discharge during upset conditions (e.g. processing plant shutdowns or maintenance), in accordance with applicable Norwegian and EU environmental standards.

Environmental and Permitting

The primary permits required for mining projects in Norway have been obtained. These permits include an Extraction Permit for state-owned minerals (under the Minerals Act 2009), an approved Zoning Plan revision of the municipal land use plan to include the proposed mining area (under the Planning and Building Act), a Discharge Permit (under the Pollution Control Act) and an Operating License (under the Minerals Act). The Project has also obtained certain secondary approvals, including an approved Mine Waste Management Plan for the exploration decline development and a Baseline Marine Monitoring Plan that allows for further marine baseline studies in Repparfjord. Additional secondary permits are in progress and are proceeding in the normal course.

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Blue Moon Metals Inc. Management’s Discussion and Analysis For the six months ended June 30, 2026

Project Timeline

A project execution plan and target schedule as shown in Table 4 below have been developed as part of the Feasibility Study to outline the durations and key activities for achieving commercial production at the Project. The Project schedule defined the completion of construction in October 2027, hot commissioning starting August 2027 and start of production December 2027.

Table 4: Project Timeline
Milestone	Target Date
EPC Contract Award	May 2026
First Concrete Pour Mill Building	July 2026
Mechanical Completion	October 2027
Start of No-Load Commissioning	March 2027
Start of System Handover to Operation	April 2027
Start of Production and Ramp-up	December 2027
Final Certification	March 2028

Economic Impact

The Company expects the Project to generate significant economic benefits at both the local and national levels. At peak construction, the Company expects to employ, directly or indirectly, approximately 200 personnel, and approximately 100 personnel during commercial production operations, with indirect employment estimated at two to three times these levels through supporting industries and services.

The Company is implementing strategies to maximize the number of long-term employees residing locally, which is expected to provide a sustained boost to the regional economy and support the creation of additional long-term indirect employment associated with population growth.

Based on the assumptions used in the Feasibility Study and applying current Norwegian fiscal regimes, the Project is expected to generate substantial government revenues over its life. Using long-term consensus commodity prices, life-of-mine Norwegian government royalties are estimated at approximately US$18 million, with corporate taxes of approximately US$191 million, for total government revenues of approximately US$209 million.

At spot commodity prices, life-of-mine Norwegian government royalties are estimated at approximately US$25 million, with corporate taxes increasing to approximately US$365 million, for total government revenues of approximately US$390 million over the life of the Project.

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Blue Moon Metals Inc. Management’s Discussion and Analysis For the six months ended June 30, 2026

Opportunity Case

The FS reserve estimate excludes inferred material from the resource estimate. The potential conversion of this inferred material supports the opportunity case and showcases the potential of the life of mine extension to 17 years, considering the same production throughput.

Table 5: Opportunity Case(1) Economics and Key Parameters
Commodity Pricing	Units	Consensus(2)	Spot(3)
Milling Capacity	tpd	6,000	6,000
Mine Life	Years	17	17
LOM Cu Production	kt	294	294
LOM CuEq Production	kt	386	420
LOM Average Cu Production	ktpa	16	16
LOM Average CuEq Production	ktpa	20.9	22.8
Average Annual Free Cash Flow	US$m	$82.3	$137
Initial Capital Costs	US$m	$184	$184
Sustaining Capital Costs	US$m	$741	$741
LOM C1 Cash Cost (net of by-product credits)	US$/lb	$0.75	$0.23
LOM ASIC (net of by-product credits)	US$/lb	$1.83	$0.85
Post-tax NPV (0%)	US$m	$1,332	$2,350
Post-tax NPV (8%)	US$m	$358	$784
IRR	%	19.6	31.1

(1) Opportunity case includes additional inferred resources (using 50% conversion rate) that are considered too speculative geologically to have been categorized as reserves.

(2) Consensus pricing assumes: 2028 US$5.22/lb Cu, US$4,207/oz Au, US$61.15/oz Ag, 2029 US$5.23/lb Cu, US$3,971/oz Au, US$55.07/oz Ag, LT US$4.78 Cu, US$3,515/oz Au, US$45.26/oz Ag.

(3) Spot prices are based on March 3rd, 2026: US$5.84/lb Cu, US$5,171/oz Au, US$84.61/oz Ag

Qualified Persons for FS

The Company commissioned Worley Europe Limited (“Worley”) to perform the FS and the Technical Report was prepared by the following qualified persons (“QP”):

  Chris Hughes-Narborough – Institute of Materials, Minerals and Mining (IMMM)
  Martin Prior – Fellow (FSAIMM) ECSA
  Roy Levesque – P.Eng
  Lumin Ma, Ph.D., P.Eng
  Susan Abell – Professional Scientist registered with the South African Council for Natural Scientific Professions
  Adam Wheeler – C.Eng, Eur Ing, FIMMM
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Blue Moon Metals Inc. Management’s Discussion and Analysis For the six months ended June 30, 2026

EPC Contract Award

On June 24, 2026, the Company announced the award of an engineering, procurement and construction (“EPC”) contract for the civil, structural, mechanical and piping of the Nussir project’s processing plant to MOMEK Services AS, a company within the MOMEK Group, which is a leading Norwegian industrial group which providing engineering, construction, mechanical installation and fabrication services across the mining industry, and other strategic infrastructure sectors. This is consistent with the Company’s commitment to support the Norwegian economy and suppliers wherever possible.

Operating Plan, Mine Waste Management Plan and Discharge Permit

In Q2-2026 the Norwegian Environment Agency approved the Mine Waste Management Plan for the Nussir project, which included a public comment period, and issued an Amendment to the Discharge Permit (originally granted January 15, 2016, previously amended November 30, 2021) incorporating the latest Mine Waste Management Plan. The approval satisfies the last outstanding regulatory condition precedent to the commencement of mine operations of the Nussir mine.

The Project holds all material permits for construction and operation, including an Extraction Permit under the Minerals Act, an approved Zoning Plan under the Planning and Building Act, a Discharge Permit under the Pollution Control Act, and an Operating License under the Minerals Act, the updated operating plan of which was approved by the Norwegian Directorate of Mines on June 18, 2026. The operating plan provides the technical details for operation and closure of the mine.

Construction progress

In early June, underground development at Nussir exceeded the 2,000 m mark (over 1,000 m since January 2026).  Additionally, the conveyor tunnel linking the decline to the orebody and the silo tunnel to feed the mill was completed, allowing the start of the construction of the ore conveyor system between the orebody and the silo.

2026 Drilling Program

The mineralization of Nussir to the west is open at depth and along strike. The 2026 drilling program consists of deep navigational drilling in the west, targeting 1.2 km deep high-grade intercepts and is intended to extend the existing known deep mineralization, as well as shallow infill drilling from surface in the east.

Navigational drilling

The deep drilling program, planned at 4,000 metres, aided by Devico’s navigational drilling techniques, is centered around the historical high-grade intercept hole NUS-DD-14-001 (9.7 metres at 1.22% CuEq). The 6 targets, each designed to bridge the 650-metre gap between this known high-grade intercept and the current MRE, follow up on the exploration target outlined in the 2023 Technical Report. Note that the potential quantity and grade of this exploration target is conceptual in nature, there has been insufficient exploration to define a mineral resource and that it is uncertain if further exploration will result in the target being delineated as a mineral resource.

Of the three daughter holes from the first mother hole, two resulted in successful intercepts whilst one hole was abandoned due to technical difficulties prior to the anticipated mineralized zone. The recently completed NUS-DD-26-07, itself yielding an intercept of 6.85 metres of mineralization from the target horizon, will act as a mother hole for the next two targets.

9

Blue Moon Metals Inc. Management’s Discussion and Analysis For the six months ended June 30, 2026

Highlights of the drilling results are as follows:

  Bornite-chalcopyrite mineralization in siltstone host at 922.7 metre;
  The intersection is encouraging for continuation and the thickness of mineralization between the deeper intersections from April’s news release and the existing resource as defined in the 2025 MRE.

Table 2. Length-weighted assay returns above the cut-off grade of 0.30% Cu from the ongoing deep exploration program

Hole ID		From	To	True Thickness	Cu	Au	Ag	CuEq
		m	m	m	%	g/t	g/t	%
NUS-DD-26-07		917.4	922.9	3.7	1.39	0.05	16.8	1.56
	Including			0.6	2.30	0.05	15.0	2.45

1. Metal prices assumed were US$4.20/lb Cu, US$27.00/oz Ag and US$2,200/oz Au and coefficient factors of 0.00781 for Ag and 0.740 for Au
2. The applied formula for copper equivalent was: CuEq% = Cu%_Grade + (0.00781 * Ag_Grade) + (0.74 * Au_Grade)
3. Metallurgical recovery assumptions were 96% Cu, 80% Ag and 93% Au, which stem from the Nussir Project Feasibility Study, dated April 16, 2026, and filed on SEDAR+ which stem from SGS metallurgical test work completed in 2022
4. The cut-off grade of 0.30% Cu was derived from the price and recovery values above, as well as a smelter payability of 97.3% and an assumed total operating cost US$26.20/t of ore

5. True thickness was calculated using: True Thickness = (From - To) * sin (intersection alpha angle)

6. True thickness metres have been rounded to one decimal place

Infill drilling

Infill drilling from the surface is ongoing and, together with the navigational drilling, is expected to provide extensive structural data for the Nussir deposit, targeting a thinner, copper-rich horizon approximately 80 metres above the main mineralized body, which extends about 10 kilometres along strike. This was planned to include approximately 3,000 metres of surface drilling with nominal drill spacing about 75 by 75 metres.

On August 10, 2026, the Company announced new drilling results of its surface infill program at Nussir as well as drilling results from the deep exploration drilling program additional to those announced in the April 15, 2026 news release. See August 10, 2026 news release for more information.

Highlights of the drilling results are as follows:

  12 surface infill holes totalling 2,628.6 metre with starting depths ranging from 146.8 metre to 459.8 metre, using HQ diamond drill (“DD”);
  Strike length of over 700 metre of the current Indicated Resource are nearest to the initial planned production areas, intended to confirm the mineralization continuity in areas with previously sparse intersections and with structural complexity;
  NUS-DD-26-08 intersected 0.6 metre at 0.69 g/t Pt and 0.42 g/t Pd, providing insight to previous showings of palladium and platinum previously seen in hole NUS-DD-14-001; and
  Based on these findings, the MRE will be updated, leading to more optimized mine design.
10

Blue Moon Metals Inc. Management’s Discussion and Analysis For the six months ended June 30, 2026

Table 1. Length-weighted assay returns above the cut-off grade of 0.30% Cu from the ongoing infill drilling program

Hole ID		From	To	True Thickness	Cu	Au	Ag	CuEq
		m	m	m	%	g/t	g/t	%
GT-DD-26-05		179.0	181.0	1.4	1.36	0.18	13.4	1.60
	Including			0.7	1.65	0.28	16.1	1.98
NUS-DD-26-01		122.6	124.3	1.5	1.97	0.11	19.8	2.21
	Including			0.9	2.37	0.15	24.2	2.67
NUS-DD-26-02		122.3	124.0	1.6	1.93	0.15	20.2	2.20
	Including			0.8	3.59	0.29	35.9	4.08
NUS-DD-26-03		124.4	127.5	3.0	1.19	0.07	11.4	1.33
	Including			0.9	2.73	0.19	26.4	3.07
NUS-DD-26-04		135.7	139.6	3.2	1.17	0.08	11.9	1.32
	Including			0.7	2.59	0.25	24.5	2.97
NUS-DD-26-05		216.9	217.9	0.9	0.35	0.004	6.9	0.40
NUS-DD-26-06		265.0	266.0	0.7	2.68	0.14	44.9	3.14
NUS-DD-26-08		179.7	181.4	1.1	1.53	0.11	27.0	1.82
	Including			0.5	1.97	0.07	35.9	2.30
NUS-DD-26-09		118.4	119.4	0.8	0.32	0.04	4.3	0.38
NUS-DD-26-10		224.3	227.8	1.9	1.13	0.12	20.3	1.37
	Including			0.5	2.40	0.29	43.3	2.95
NUS-DD-26-12	No intervals above cut-off grade
NUS-DD-26-13		123.0	125.0	1.7	1.47	0.09	25.1	1.74
	Including			0.8	2.28	0.16	38.5	2.70

1. Metal prices assumed were US$4.20/lb Cu, US$27.00/oz Ag and US$2,200/oz Au and coefficient factors of 0.00781 for Ag and 0.740 for Au
2. The applied formula for copper equivalent was: CuEq% = Cu%_Grade + (0.00781 * Ag_Grade) + (0.74 * Au_Grade)
3. Metallurgical recovery assumptions were 96% Cu, 80% Ag and 93% Au, which stem from SGS metallurgical test work completed in 2022
4. The cut-off grade of 0.30% Cu was derived from the price and recovery values above, as well as a smelter payability of 97.3% and an assumed total operating cost $26.20/t of ore
5. True thickness was calculated using: True Thickness = (From - To) * sin (intersection alpha angle)

6. True thickness metres have been rounded to one decimal place

Blue Moon Project (California, USA)

The Blue Moon Project is a volcanogenic massive sulfide (“VMS”) deposit which contains zinc, gold, silver, copper and lead. The property is well located with existing local infrastructure including paved highways three miles from site; a hydroelectric power generation facility a few miles from the site, a three-hour drive to the Oakland port and a five-hour drive to the industrial service centre of Reno. Zinc and copper are currently on the USGS list of metals critical to the US economy and national security.

On April 15, 2025, the Company announced that it received approval by BLM to construct a portal and exploration decline to enable underground mineral exploration activities at the Blue Moon Project. This is an important permitting milestone for the development of the Blue Moon Project, as the initial portal and decline will provide access for infill and exploration drilling, allow for examination of geology, rock mechanics, hydrogeologic characteristics, underground mining conditions, and can also be utilized as the main haulage route once the mine moves into production.

11

Blue Moon Metals Inc. Management’s Discussion and Analysis For the six months ended June 30, 2026

On October 10, 2024, the Company initiated a Preliminary Economic Assessment (“PEA”) on the Blue Moon Project led by Micon International Ltd (“Micon”) and Resource Development Associates, Inc (“RDA”).

In connection with the PEA, the Company announced an updated MRE for the project, which is contained in the technical report entitled “NI 43-101 Technical Report For the Preliminary Economic Assessment of the Blue Moon Mine, Mariposa County, California”, dated April 14, 2025 (as amended and restated on September 12, 2025) with an effective date of March 3, 2025 and with an effective date of Mineral Resource Estimate of December 24, 2024, prepared by Scott Wilson, C.P.G. SME-RM, Peter Szkilnyk, P. Eng., Alan J. San Martin, P. Eng., Richard Gowans, P.Eng., Justin Taylor, P.Eng., and Christopher Jacobs, C. Eng., MIMMM.

The MRE is available on the Company’s website and is based on 87 drill holes totaling 122,364 feet of drilling with 2,631 individual assay intervals. The estimate outlined the following resources:

Indicated Resources:

Domain (Vein)	ZnEq Cutoff	Tons	ZnEq %	Cu %	Pb %	Zn %	Au opt	Ag opt
Main	2.9%	3,073,000	12.66	0.78	0.16	5.90	0.04	1.14
East	2.9%	498,000	18.99	0.47	0.63	6.64	0.09	3.72
West	2.9%	78,000	9.5	0.62	0.33	4.41	0.03	0.93
Total		3,650,000	13.46	0.73	0.23	5.97	0.04	1.49
			Metal	Cu Mlbs	Pb Mlbs	Zn Mlbs	Au Moz	Ag Moz
			Main	47.94	10.08	362.76	0.11	3.51
			East	4.67	6.29	66.15	0.04	1.85
			West	0.97	0.52	6.91	0.00	0.07
			Total	53.59	16.90	435.83	0.16	5.43

Inferred Resources:

Domain (Vein)	ZnEq Cutoff	Tons	ZnEq %	Cu %	Pb %	Zn %	Au opt	Ag opt
Main	2.9%	3,261,000	11.41	0.52	0.23	5.68	0.04	1.15
East	2.9%	994,000	15.49	0.59	0.56	5.04	0.07	2.43
West	2.9%	173,000	6.28	0.73	0.22	1.98	0.02	0.40
Total		4,428,000	12.12	0.54	0.30	5.39	0.04	1.41
			Metal	Cu Mlbs	Pb Mlbs	Zn Mlbs	Au Moz	Ag Moz
			Main	33.65	14.74	370.27	0.11	3.76
			East	11.80	11.20	100.11	0.07	2.42
			West	2.52	0.74	6.84	0.00	0.07
			Total	47.97	26.68	477.22	0.19	6.25

Notes:

(1)    Scott Wilson, CPG, President of RDA is responsible for this mineral resource estimate and is an independent Qualified Person as such term is defined by NI 43-101.

(2)    Reasonable prospects of eventual economic extraction were assessed by enclosing the mineralized material in the block model estimate in 3D wireframe shapes that were constructed based upon geological interpretations as well as adherence to a minimum mining unit with geometry appropriate for underground mining.

(3)    The cutoff grade of 2.9% ZnEq considered parameters of:

    Metal selling prices: Au-US$2200/oz, Ag-US$27/oz, Cu-US$4.25/lb., Pb-US$0.90/lb., Zn-US$1.25/lb.
  Recoveries of Au 86.2%, Ag 94.3%, Cu 93.1%, Pb 0%, Zn 95.3%.
  Costs including mining, processing, general and administrative (G&A).

(4)    Zinc Equivalent Grade (“ZnEq”) is estimated by the formula: ZnEq = Zn% + ((Cu% * 78.20)+(Pb% * 0) + (Ag opt * 25.46)+(Au opt * 1896.40))/23.83.

(5)    There are no known legal, political, environmental, or other risks that could materially affect the potential development of the mineral resources.

(6)    Mineral resources are not mineral reserves and do not have demonstrated economic viability.

(7)    Figures may not add up due to rounding.

(8)    Tonnages shown are short tons.

(9)    Unless otherwise noted, all currencies in this table are reported in US dollars on a 100% basis.

12

Blue Moon Metals Inc. Management’s Discussion and Analysis For the six months ended June 30, 2026

In June 2025, the Company awarded to Small Mine Development, LLC (“SMD”) a contract for the construction of an exploration portal and decline. This will enable underground exploration activities at the Blue Mine Project, providing access for infill and exploration drilling, as well as for further studies and investigations related to geology, rock mechanics, hydrogeology, underground mining conditions and metallurgical test work, leading to a final investment decision on the mine.

Construction of the portal and the underground exploration decline commenced. Exploration drilling activities commenced from the underground alongside the advance of the decline, allowing the Company to accelerate the collection of geological, geotechnical and metallurgical data in parallel with ongoing decline development.

The Company is committed to supporting the economic and social development of the local and regional communities and the initial construction work is expected to generate at least 20 local employment opportunities directly with the mine and indirectly through SMD and its subcontractors.

A 16,000-metre infill drilling program was undertaken at a nominal spacing of approximately 50 metres by 50 metres. This was designed to support the potential conversion of portions of the current inferred mineral resources to the indicated category. Diamond drilling has commenced from the underground exploration decline, with approximately 8,000 metres to be completed from three underground drill stations targeting the central and upper portions of the VMS deposit. The remaining approximately 8,000 metres of drilling is planned from surface locations, targeting the deeper portions of the currently defined mineral resource. Select drill holes will be completed with downhole geophysical surveys, including electromagnetic methods, to assist in identifying additional mineralization and generating new exploration targets, particularly to the northwest and along up-dip and down-dip extensions.

Historical drilling has returned encouraging polymetallic intercepts within the VMS system, such as drillhole CH-09 which  intersected 14.40 meters @ 4.97% Zn, 0.25% Cu, 4.5 g/t Au and 26.66 g/t Ag totaling 18.46% ZnEq from 371.20 meters and a second higher-grade interval of 10.88 metres @ 5.55% Zn, 0.32% Cu, 4.81 g/t Au and 261.3 g/t Ag totaling 27.92% ZnEq1,2 from 390.30 metres. These intercepts occur within the northwestern part of the mineralized system and demonstrate both grade continuity and local high-grade enrichment. The Company considers these zones to be priority areas for follow-up drilling, with clear potential to infill and expand mineralization to the northwest and along interpreted up-dip and down-dip extensions of the deposit.

In January 2026, Blue Moon acquired the mineral rights to the West Property, located to the west of the portal, and the rights to drill from surface. The Company expects to drill 8,000 metres from surface from the NW area to expand the high-grade resources to the NW.

The Company is currently undertaking a systematic re-logging and re-sampling program of the historical drill core, including previously unsampled mineralized intersections. The program is designed to validate the historical dataset, support an updated mineral resource estimate incorporating new assay data from this year’s drill program, and refine the geological and structural interpretation of the mineralized system.

Sulitjelma Property (Nordland County, Norway)

On February 26, 2025, the Company acquired the Sulitjelma project, a polymetallic deposit which contains copper and zinc located in northern Norway. Sulitjelma previously hosted Norway’s largest mining operation with historical production between 1891 and 1991 of 26 million tonnes of 1.80% Cu with additional zinc, sulphur, gold and silver credits.

On April 10, 2025, the Company announced its maiden MRE for the Sulitjelma VMS deposit. This was summarized in an NI 43-101 technical report entitled “NI 43-101 Technical Report On The Mineral Resources Of The Sulitjelma Project, Norway”, dated February 20, 2025 (as amended and restated on September 12, 2025) with an effective date of May 20, 2025, prepared by Adam Wheeler, B.Sc., M.Sc., C.Eng., Eur Ing., FIMMM.

13

Blue Moon Metals Inc. Management’s Discussion and Analysis For the six months ended June 30, 2026

The constrained MRE is as follows:

Region	Zone	Tonneskt	Cu %	Zn %	CuEq %	APT* m
Rupsi/Dypet	2	4,188	1.45	0.35	1.50	5.2
	3	1,499	0.95	0.19	0.98	5.5
	5	2,188	0.82	0.37	0.88	15.7
	6	410	1.40	0.24	1.43	3.6
	7	126	0.77	0.15	0.79	2.4
	8	484	0.89	0.11	0.91	6.8
	9	163	2.01	0.25	2.05	2.5
	10	201	1.39	0.36	1.45	2.9
Subtotal		9,258	1.19	0.31	1.24
Hankabakken II	2	3,031	0.88	0.07	0.89	4.2
	3	1,471	0.86	0.05	0.86	3.1
	5	453	1.00	0.02	1.00	9.1
Subtotal		4,955	0.88	0.06	0.89
Sagmo	2	455	1.15	0.19	1.18	3.6
	3	193	1.56	0.14	1.58
	5	2
		2,853	0.98	0.16	1.00

Total		17,066	1.06	0.21	1.10	6.1

*Apparent True Thickness

Notes:

  CIM definitions were followed for MRE.
  All resources reported are categorized Inferred; there are no Measured or Indicated resources.
  A minimum mining thickness of 2.2 m was applied in making the MRE constraint wireframes.
  The MRE constraint wireframes were generated using a preliminary MSO, based on a cut-off grade of 0.60% CuEq, related to potential underground mining.
  Assumed parameters for the cut-off grade and CuEq calculations included: Prices: US$4.20/lb Cu, US$1.25/lb Zn Processing recoveries: 92% Cu, 57% Zn Payabilities: 96.5% Cu, 86% Zn
  The copper equivalent (CuEq) calculation is as follows: CuEq = Cu grade + (Zn grade x 0.16)
  For the cut-off grade calculation, the assumed total operating cost was US$50/t of ore.
  A global density value of 3 t/m3 was assumed.
  Rounding may result in apparent summation differences between tonnes, grades and metal content; not considered material.
  Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
  Unless otherwise noted, all currencies in this table are reported in US dollars on a 100% basis.

Blue Moon initially focused on the Rupsi and Dypet deposits where the Company received Norwegian Government approval in Q1 2025 to extend an existing historical mine tunnel into the deposit by up to 1 km. The tunnel extension and the completion of 10,000 m of underground drilling were part of the recommendations in the technical report, with a budget of 46.2 MNOK (approximately US$4.5M), which would allow the Company to upgrade the resource from the inferred category to the indicated category, expand on the current resource, and gather geotechnical and metallurgical data.

In July 2025, the Company received the environmental permit from the Norwegian Environmental Agency required to start its planned activities in the Rupsi tunnel and awarded a contract to Fauskebygg AS (“Fauskebygg”), a local construction company in the Fauske municipality, for the extension.

A 10,000 metre drilling program was planned, focusing on infill and expansion of the inferred resource. The program commenced with the extension of the existing Rupsi tunnel, with the first approximately 150 metres of development providing access to two underground drill stations.

In April 2026, the Fauskebygg extension contract was terminated as part of a broader review of ongoing project evaluation activities. The Company also entered into a non-binding letter of intent to combine its Sulitjelma Project with adjacent district assets held through VMS Explorations AS, which holds exploration permits in the Sulitjelma district.

14

Blue Moon Metals Inc. Management’s Discussion and Analysis For the six months ended June 30, 2026

Springer mine and mill (Nevada, USA)

In February 2026, the Company closed the previously announced acquisition of the Springer mine and mill from GOODS LG LLC for US$18.5 million and a 2.0% NSR royalty in favour of the seller. The Springer complex is located in Pershing County, Nevada and consists of approximately 3,000 hectares of mineral claims and fee lands. The historical mineral resource and existing process plant are located entirely on private fee lands. The historical mineral resource (1)(2)(3) on the Property is:

Historical estimate of indicated resources of 355,000 tons @ 0.537% WO3

Historical estimate of inferred resources of 1,933,600 tons @ 0.493% WO3

Notes:

  A qualified person has not completed sufficient work to classify this historical estimate as current mineral resources or mineral reserves in accordance with NI 43-101 and the Company is not treating the historical estimate as current mineral resources or mineral reserves. In order to verify the historical estimate, the Company needs to engage a qualified person to review the historical data, review any work completed on the property since the date of the estimate and complete a new technical report. The Company views this historical data as an indicator of the potential size and grade of the mineralized deposits, and this data is relevant to Company’s future plans with respect to the property.
  Resource classification was performed according to CIM guidelines for indicated and inferred resources at the time and are based on drill spacing and density; the estimate was presented at 0.20 WO3% cutoff grade based on approximate mining cost of US$40/ton, processing cost of US$13.50/ton, administration cost of US$7/ton, mill recovery of 82% and a WO3 price of US$11.50/lb. Rounding may result in apparent summation differences between tonnes, grades and metal content; not considered material.
  The effective date of this estimate is August 20, 2012, and is contained in the “Preliminary Economic Assessment of the Springer Tungsten Mine, Pershing County, Nevada, USA” dated December 31, 2013 and prepared by Keith McCandlish of DMT Geosciences Ltd.

The Company purchased the site in February 2026 to provide processing capacity to support the development of the Blue Moon Mine and to establish a regional processing hub. Sitting on a large land package, Blue Moon is also exploring the mining of the Springer tungsten deposits and believes there is significant room to expand the mill layout and add additional buildings to process multiple ore types and improve economies of scale to unlock and maximize the value of resources that would otherwise not support stand-alone processing facilities. Located only a few miles from both Interstate 80 and the Union Pacific rail line, the Springer complex is well connected to the transportation and logistics infrastructure to integrate with other operations, including Teck’s Trail Operations.

On April 28, 2026, the Company announced it had entered into an agreement to acquire certain claims adjacent to the Springer Property for consideration of 188,199 common shares of the Company, US$1 million in cash and a sliding scale gross revenue royalty (“GRR”) of between 3% and 5%. The claims included some historically identified veins including the Stank deposit, the O’Byrne deposits and a portion of the Sutton deposit. The Company has the option of buydown of up to 1.5% for US$2 million.

The mine infrastructure includes an Ammonium Paratungstate (“APT”) circuit including autoclave and related reagent systems. The mill can be readily modified to produce concentrates from critical metals from alternate sources. It also includes a vertical shaft developed down to 1,600 feet, a headframe and 3 compartment hoist and associated equipment, a process plant with approximately 1,200 tpd capacity to produce concentrates and/or APT, electrical infrastructure including main substation, transformers etc., tailings storage facilities and water rights.

The Springer Project was the site of continuous underground tungsten mining between 1918 and 1958, much of that time controlled first by the Segerstrom family, and later by the Nevada-Massachusetts Mining Company. The General Electric Company ("GE") acquired the property in the 1970's, interested in securing long term tungsten supply assets to support its lighting and industrial tools businesses. The current mine and mill were constructed by Utah International Inc. (later became BHP Minerals Group) for GE in the mid 1970's, and was subsequently commissioned and operated by GE for 8 months in 1982. The property has not been actively mined since October 1982, and the underground workings are currently flooded to a depth of approximately 375 feet. EMC Metals Corp. acquired the Springer mine and associated properties from GE in 2006. Between that purchase date and today, considerable refurbishment and renewal have been undertaken to the mill, control systems, hoist house, and an up-rating of the mill throughput from a nominal 950 tpd to a current 1,350 tpd capacity, and an estimated 1,200 tpd throughput after availabilities (89%).

15

Blue Moon Metals Inc. Management’s Discussion and Analysis For the six months ended June 30, 2026

Centrally located with access to diverse mineral sources and existing road and rail infrastructure, the Springer Mine and Mill is well situated to become a regional metallurgical complex. With established tailings and water management systems, the brownfield site provides significant opportunities to reduce capital and permitting timelines compared to a greenfield development.

The 2026 work plan is designed to systematically advance through a combination of near-surface definition drilling, deep exploration drilling, and comprehensive validation of historical datasets.

This will include:

-          a 67,000 metre initial two-phase drill program to commence in August 2026 utilizing 6 diamond drill rigs;

-          18,000 metres of historical core to be re-logged and re-assayed with NI 43-101 compliant QA/QC;

-          volume and grade estimation of the 16 historical stockpiles located on-site;

-          augur sampling of historical tailings produced between 1918 and 1982;

-          LiDAR and drone scanning of significant locations within the property;

-          site-wide aerial photogrammetry;

-          radiometric and magnetic geophysics of regional and near-mine targets; and

-          updates to metallurgical and ore sorting test work.

2026 Drilling Program

A Limited Notice to Proceed has been signed with Geotech Drilling Services Ltd, with work expected to be completed by the first quarter of 2027. Phase 1 consists of about 7,000 metres of diamond drilling, with planned hole depths ranging from 200 to 300 metres. This will target known mineralized zones above the water table, focusing on the shallow northwestern portion of the deposit at the George Pit area and southeastern portions of the deposit located on private land at the Sutton Underground beds and is intended to support the near-term mine planning for the George Pit and Sutton Underground Mine, while also refining exploration targets for the subsequent drill campaign.

Phase 2 is planned to comprise approximately 60,000 metres of diamond drilling, with hole depths ranging from 300 to 1,000 metres, designed to target mineralization below the water table and test both the lateral and down-plunge extensions of the known high-grade scheelite-rich beds. The Company intends to complete all drilling on private land before expanding the program onto unpatented lode claims administered by the BLM.

Re-logging Program

The Company has access to approximately 18,000 metres of historical diamond drill core available for re-logging. This comprises the SU (underground drillholes) and NM (surface drillholes) drill campaigns completed by GE during the late 1970s and early 1980s. To date, 7,154 metres of historical core have been re-logged as part of the Company’s ongoing validation and geological reinterpretation program. Historical sampling covered only approximately 5% of the available core and was limited only to tungsten assays despite pXRF confirmation of copper, molybdenum and silver mineralization, with no documented QA/QC procedures. The current re-logging and sampling program has increased sampling coverage to approximately 44% of the available core. Samples are being analyzed by ALS Geochemistry in Reno, Nevada, using analytical packages that include fire assay for gold, a 48-element multi-element suite, and XRF analysis for WO₃. Comprehensive QA/QC protocols have been implemented in accordance with CIM Best Practice Guidelines, providing a robust dataset to support future exploration targeting and resource evaluation.

Further work is planned, including detailed geophysical and geochemical surveys, geological mapping, and targeted exploration drilling, aimed at delineating the distribution, intensity, and continuity of the sheeted quartz vein systems within the granodioritic intrusions.

Historical stockpiles

The Company has identified a number of historical surface stockpiles that represent potential sources of mill feed from previous underground and open pit mining operations. Historical stockpile maps, including assigned grades, will be verified through a systematic sampling program to confirm grade distribution and material characteristics. In parallel, a LiDAR survey is being completed to generate accurate volume estimates for each stockpile, providing the basis for estimating tonnage and evaluating their potential contribution to future processing operations.

16

Blue Moon Metals Inc. Management’s Discussion and Analysis For the six months ended June 30, 2026

Tailings sampling

The Company has planned an auger sampling campaign on a 30 m x 30 m grid spacing to evaluate the potential for reprocessing historical mine tailings. The tailings impoundment covers an area of approximately 1.94 km². The systematic sampling program is designed to improve confidence in both grade distribution and material characteristics, and to update historical volume and grade estimates last completed in the early 1980s.

Geophysics and hyperspectral satellite imagery

Pioneer Exploration has been commissioned to complete a large-scale airborne radiometric and magnetic geophysical survey of the Springer property and surrounding area. A total of approximately 159 km² in the immediate area surrounding the deposit will be surveyed using a 50 m line spacing to support detailed target delineation and deposit-scale interpretation. In addition, a further 408 km² will be surveyed at a wider 100 m line spacing to support regional-scale exploration and to identify new targets within the broader project area.

In parallel, the Company is in the process of acquiring hyperspectral satellite imagery covering the same regional area as the airborne survey. The hyperspectral data will be used to map hydrothermal alteration minerals and define potential alteration halos associated with the Springer mineralizing system and other prospective intrusion-related mineral systems across the property. The integration of hyperspectral mineral mapping with the airborne geophysical datasets is expected to enhance exploration targeting and improve the identification of concealed mineralized systems.

Further aerial services – photogrammetry, LiDAR and drone scanning

The Company has engaged Unmanned Aerial Services (UAS) to complete a comprehensive aerial surveying and digital mapping program across the project, designed to generate high-resolution datasets to support exploration, engineering, mine planning, and infrastructure assessments.

The scope of work includes high-resolution photogrammetry of the site, comprising 17 flight lines and 518 images acquired by Keystone Aerial in late June. Additional surveys include LiDAR mapping of the historical surface stopes and open pits using an M300 drone equipped with an Emesent ST-X scanner, as well as LiDAR surveys and volume estimations of the historical surface stockpiles.

The program also includes detailed three-dimensional scanning of the Sutton 3 headframe and shaft, an underground inspection and mapping flight of the Sutton portal using an Elios 3 drone, and a comprehensive interior scan of the processing mill.

Preliminary metallurgical and ore sorting testing

The Company has initiated a preliminary metallurgical testing program with SGS Lakefield to evaluate the processing characteristics of material from the Sutton 3 stockpile. A total of 453 kg of representative material was collected and submitted for testing.

The program is designed to characterize the material and assess its response to conventional processing methods. Key deliverables include head characterization, incorporating whole-sample assays, size-by-assay analysis, and mineralogical characterization, together with basic grindability testing. Metallurgical test work will also include flotation optimization through rougher and cleaner flotation tests, culminating in a locked-cycle test to evaluate concentrate quality and expected metallurgical performance under continuous processing conditions.

The Company has also initiated a preliminary ore sorting test program to evaluate the potential for pre-concentrating mineralized material from the Sutton 3 stockpile. A total of 20.3 kg of representative material has been collected and submitted to for test work with an Australian group, with near-term plans to send an additional 700 kg to a secondary ore sorting group in Canada.

The program is designed to assess the suitability of ore sorting as a pre-concentration step, with the objective of reducing waste, increasing mill feed grade, and improving the overall processing efficiency of stockpiled material. Results from the preliminary testing will be used to evaluate the potential application of ore sorting as part of the Company’s future processing strategy at Springer. Ore sorting test work has never been performed on Springer ores but is commonly used in the tungsten industry.

See the press release dated June 29, 2026 for maps and further information.

17

Blue Moon Metals Inc. Management’s Discussion and Analysis For the six months ended June 30, 2026

Apex Project (Utah, USA)

In March 2026, the Company closed the previously announced acquisition of the Apex property from a subsidiary of Teck. The Apex mine is a historical underground mine in Utah, which was previously mined for copper oxide, and subsequently for germanium and gallium. This became the primary producer of gallium and germanium for the United States when Musto Explorations Ltd. brought it into production in the mid 1980’s and again with Hecla Mining Company in the 1990’s. During its peak year of operations, Apex produced 10,270 tons yielding 1,645 lb Ga, 5,634 lbs of Ge, and 224,800 lbs of Cu.

Hecla completed a feasibility study in 1989, reporting a reserve of 230,200 tons of 0.100% Ge, 0.046% Ga and 1.6% Cu. A historical reserve estimate1 by Ken Krahulec in 2018 estimated 1 MT @ 0.087% Ge, 0.033% Ga, 1.8% Cu and 41 g/t Ag. The Ge and Ga are 10-100x higher grade than most Ge and Ga deposits. Beyond the historical reserves, Hecla also identified several additional breccia bodies as prospective exploration targets, including the Paymaster, Cavern, and 500 North pipes, along with further oxide zones in the immediate mine area.

Notes:

1. A qualified person has not completed sufficient work to classify this historical estimate as current mineral resources or mineral reserves in accordance with NI 43-101 and Blue Moon is not treating the historical estimate as current mineral resources or mineral reserves. In order to verify the historical estimates, the Company needs to engage a qualified person to review the historical data, review any work completed on the property since and complete a new technical report. Blue Moon views this historical data as an indicator of the potential size and grade of the mineralized deposits, and this data is relevant to Company’s future plans with respect to the property.

Subject to renewed permits and with the intent to reopen the mine, the Company plans to fast track efforts to advance the technical studies, metallurgical testing, process flowsheets, permitting and community engagement to support a final investment decision. In parallel, Blue Moon is evaluating options for a new processing line at the Company’s Springer complex to process the Apex material and provide an integrated United States Ge and Ga value chain.

In April 2026, the Company consolidated the land around the Apex property by acquiring the Gage project located in Washington county, Utah, from a subsidiary of Liberty Gold Corp. The Gage project consisted of 181 unpatented mining claims located on Bureau of Land Management lands and two SITLA leases, for a total area of about 6,000 acres. The district is considered highly prospective for modern exploration and discovery, including alteration mapping, regional geophysical surveys and drill-testing at depth. No modern exploration has been conducted on the other mapped breccia pipes (10 mapped) or regional prospects (9 mapped), in addition to numerous other areas not yet discovered. Previous drilling (1980, Musto) was focused on only a 600-foot vertical section of a single breccia pipe, and it is estimated that up to 10 pipes may be present, with many more regionally.

On June 29, 2026 the Company announced results from assays at the Apex property. The initial sampling program represents the first results following the closing of the acquisition of Apex from a subsidiary of Teck Resources Limited on March 13, 2026. A 100 kg sample was obtained from Apex and sent to the laboratory for analysis ahead of metallurgical testing. The sample was crushed and blended, with sample assay results returning 0.180% germanium, 0.0273% gallium and 1.96% copper2. With assay results in hand, Blue Moon will continue with its planned metallurgical program to determine its own flowsheet options and also explore near term commercialization options.

Notes:

2. The samples described above are samples collected from exposed mineralization at Apex. These samples are selective in nature and are not necessarily representative of the average grade or size of the mineralized zone. All samples were stored and shipped using industry best practices and were delivered to Blue Coast Research Ltd., an independent commercial laboratory out of British Columbia, for sample preparation and analyses using Peroxide Fusion.

Prices of germanium and gallium have seen material increases in recent months, with Fastmarkets estimating (as of June 26, 2026) current spot prices for Rotterdam delivery of germanium and gallium metal of $10,500/kg Ge and $2,650/kg Ga. See Blue Moon’s press release from February 27, 2026 for disclosure on historical production and historical reserve estimates from Apex.

In parallel with site activities, Blue Moon is exploring the potential to sell direct shipping ore (“DSO”) from Apex. This possibility of selling DSO owes to the high-grade nature of the primary germanium-gallium mineralization mined historically at the Project, and the constrained germanium market ex-China. The Company has received unsolicited interest from several major users and producers of germanium and gallium products. Permitting activities are ongoing, targeting a Q2-2027 completion of mine permitting following the relevant government permitting processes. Discussions on contract mining have also begun, with the view of potentially starting DSO from Apex as soon as Q3-2027. At a mining rate of 150 tpd, Apex could potentially supply a significant portion of the domestic US germanium demand from one US supply source.

18

Blue Moon Metals Inc. Management’s Discussion and Analysis For the six months ended June 30, 2026

QUALIFIED PERSON

The technical and scientific information contained in this MD&A for the Company’s properties has been reviewed and approved by Reza Ehsani P.Eng., Senior Vice President, Projects of the Company, and a non-Independent Qualified Person, as defined by NI 43-101.

General Exploration Expenses

The Company’s exploration expenses for the periods presented were as follows:

	For the six months ended June 30, 2026
	Nussir $	NSG $	Blue Moon $	Springer $	Apex $	Total $
Claims costs	8,151	14,063	-	-	-	22,214
Camp operations	4,013,235	314,841	2,351,661	986,662	78,253	7,744,652
Development and site preparation	10,385,883	574,180	16,747,762	286,119	10,194	28,004,138
Engineering studies	4,289,266	42,123	1,166,701	441,590	2,610	5,942,290
Prospecting and geology	2,584,228	-	3,463,223	766,471	40,976	6,854,898
Permitting	-	-	448,046	87,687	-	535,733
TOTAL	21,280,763	945,207	24,177,393	2,568,529	132,033	49,103,925

	For the six months ended June 30, 2025
	Nussir $	NSG $	Blue Moon $	Springer $	Apex $	Total $
Claims costs	4,798	8,757	34,208	-	-	47,763
Camp operations	1,131,562	115,013	54,471	-	-	1,301,046
Development and site preparation	2,082,842	-	-	-	-	2,082,842
Engineering studies	271,193	72,601	624,968	-	-	968,762
Prospecting and geology	-	-	26,874	-	-	26,874
Permitting	-	-	217,121	-	-	217,121
TOTAL	3,490,395	196,371	957,642	-	-	4,644,408

19

Blue Moon Metals Inc. Management’s Discussion and Analysis For the six months ended June 30, 2026

Results of Operations

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	$	$	$	$
Employee benefits	1,468,367	456,375	2,493,952	733,898
Share-based payments	454,008	468,404	1,650,460	732,841
Professional and consulting fees	1,215,159	921,576	3,132,036	1,077,227
General exploration expenses	20,742,541	3,899,331	49,103,925	4,644,408
Filing and regulatory fees	196,772	67,421	501,543	120,172
General administrative costs	900,653	45,912	1,224,481	87,141
Shareholder communication and travel	414,039	118,891	706,516	224,835
Depreciation	109,841	509,157	604,667	509,537
Foreign exchange loss	730,840	24,751	1,092,738	16,525
Interest expense	211,727	7	757,080	45
Accretion expense	363,317	-	691,192	-
Interest income	(524,430)	(112,878)	(895,697)	(259,323)
Other income	(2,797,288)	(43,797)	(3,039,823)	(58,016)
Fair value loss (gain) on marketable securities	27,150	(42,500)	(378,100)	(42,500)

NET LOSS ATTRIBUTABLE TO:
Blue Moon Metals Inc. shareholders	23,133,326	6,097,407	56,376,146	7,520,466
Non-controlling interest	379,370	215,243	1,268,824	266,324
NET LOSS	23,512,696	6,312,650	57,644,970	7,786,790

Results of operations for the six months ended June 30, 2026

Blue Moon incurred a net loss attributable to shareholders of $56,376,146 ($0.63 per common share) for the six months ended June 30, 2026, compared to a loss of $7,520,466 ($0.20 per common share) over the same period in 2025. These factors contributed to the key differences in the comparative figures, as follows:

Employee benefits and share based compensation increased by $1,760,054 and $917,619 respectively, during the six months ended June 30, 2026, compared to the same period in 2025. The increase reflects the hiring of corporate personnel required to advance financing, permitting and development planning. In the prior year, the Company had just acquired its Norwegian assets half-way through the first quarter of 2025 and had not started to ramp up activities at all its assets.

Professional fees increased by $2,054,809 during the six months ended June 30, 2026, compared to the same period in 2025. The increase reflects higher legal and advisory costs related to corporate financing activities, due diligence costs and other general support, the Springer and Apex acquisitions and increased regulatory and permitting activity associated with all its projects. In the prior year, professional fees were lower as the Company had just acquired the Norwegian assets during the quarter, and had not yet explored avenues of project finance and other acquisitions.

Exploration expenditures increased by $44,459,517 during the six months ended June 30, 2026, compared to the same period in 2025. This increase primarily reflects the technical and development work undertaken to advance the Company’s key assets as well as tunnelling and drilling activities in both Nussir and Blue Moon, as the Company completed its feasibility study work on Nussir which was filed in April 2026. The Company had made its final investment decision to construct Nussir and as from May 2026, in accordance with the Company’s accounting policy, all development costs will be capitalized and not expensed. The Company expects that the exploration expenditures for the next quarter will not rise as rapidly as in the last quarter.

20

Blue Moon Metals Inc. Management’s Discussion and Analysis For the six months ended June 30, 2026

Filing and regulatory fees increased by $381,371 during the six months ended June 30, 2026, as compared to the same period in 2025. This was attributable to increased TSXV fees as the market capitalization grew, as well as the NADSAQ listing, completed in January 2026. Shareholder communication and travel increased by $481,681 during the six months ended June 30, 2026, compared to the same period in 2025, reflecting higher corporate and marketing activities during the period.

Depreciation increased by $95,130 during the six months ended June 30, 2026, primarily reflecting the amortization of the fair value adjustment recognized in the purchase price allocation related to property, plant and equipment included in the REAS acquisition, as well as depreciation related to several lease arrangements and fixed assets at the Nussir and Blue Moon Projects.

Interest income increased by $636,374 during the six months ended June 30, 2026, compared to the same period in 2025. The increase is mainly due to the Company’s higher cash balance resulting from the equity financings completed in 2025, while interest and accretion expense increased by $1,448,227 for the same period, a result of drawing down the first tranche from the Bridge Loan.

Other income increased by $2,981,807 during the six months ended June 30, 2026, compared to the same period in 2025, mainly due income from the disposal of certain quoted investments, the sale of aggregates and rental of land within the Nussir industrial area.

Liquidity and Capital Resources

For the six months ended June 30,	2026	2025
	$	$
Cash provided by (used in)
Operating activities	(44,885,002)	(7,889,470)
Investing activities	(40,732,163)	(14,110,059)
Financing activities	152,185,584	6,083,002
Effects of foreign exchange on cash balances	(250,136)	(30,015)

CHANGE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	66,318,283	(15,946,542)

Cash, cash equivalents and restricted cash – beginning	92,811,289	30,008,106

CASH, CASH EQUIVALENTS AND RESTRICTED CASH – ENDING	159,129,572	14,061,564

Blue Moon had $159,129,572 in cash, cash equivalents and restricted cash as of June 30, 2026 (December 31, 2025:  $92,811,289). As of June 30, 2026, the Company had working capital of $123,724,083 (December 31, 2025: $86,878,218). A summary of the significant financings and other activities during the six months ended June 30, 2026 is provided in the unaudited interim consolidated financial statements for the six months ended June 30, 2026 and 2025.

Operating activities

The main components of cash flows used for operating activities are discussed in the Results of Operations section, above.

Investing activities

During the six months ended June 30, 2026, the Company used net cash of $40.7 million in investing activities. The primary components relate to the Springer acquisition as well as addition to property, plant and equipment completed in the period.

21

Blue Moon Metals Inc. Management’s Discussion and Analysis For the six months ended June 30, 2026

Financing activities

During the six months ended June 30, 2026, the Company generated net cash of $153.3 million from financing activities.

Net proceeds from the issuance of shares totalled $153.3 million. This included a bought deal prospectus financing and concurrent private placement of approximately $47.2 million. During the six months ended June 30, 2026, the Company paid $1.1 million in interest on the bridge loan.

 Equity placements

As of June 30, 2026, the Company had completed six equity financings within the prior 12-month period, raising gross proceeds of $255.7 million and net proceeds of approximately $241.9 million. The table below summarizes for each of the more material financings, the net proceeds raised, the intended use of net proceeds, the actual use of net proceeds up to June 30, 2026 and the remaining amount to be spent:

Offering	Net Proceeds	Expected Use of Proceeds	Actual Use of Proceeds	Remaining / Reconciliation
October 1, 2025 (Bought deal public offering of 26,220,000 Common Shares)	$80.5M	General corporate, exploration and the advancement of the Company’s mineral properties	$57.5M	$23.0M
May 6, 2026 (Bought deal public offering of 10,625,000 Common Shares)	$101.2M	General corporate and advancement of Nussir and Blue Moon	$14.2M	$87.0M
May 6, 2026 (Bought deal private placement of 5,000,000 Common Shares)	$47.2M	General corporate and advancement of all projects	$2.2M	$45.0M

LIQUIDITY OUTLOOK

In 2026, the Company continued to strengthen its liquidity position by raising over $160.0 million in gross proceeds from equity financings, including top-up equity investments from Hartree, enabling the Company to ramp up activities at the Blue Moon and Nussir properties and the new critical minerals projects in the United States, and achieved a construction decision on Nussir. These funds have supported project advancement activities including early engineering, underground development and project evaluation work as well as procurement of long-lead items, and drilling activities.

In addition to the equity financings, the Company has entered into a project finance arrangement with Hartree and Oaktree as financing partners and in August 2025 executed a project finance package of up to US$140 million consisting of:

  US$25 million bridge loan (the "Bridge Loan") (first draw of US$12.5 million completed in September 2025),
  Up to US$20 million in equity (first placement of US$5 million completed in September 2025), and
  Project financing comprising a US$50 million senior secured term loan and a US$70 million redeemable precious metals stream.

The Bridge Loan and initial equity placement provided near-term capital to support key early works and pre-construction activities including detailed engineering, procurement of long-lead items, underground development and operational readiness. For the project financing package, the availability of the remaining funding is subject to customary approvals, due diligence and other closing conditions.

The Bridge Loan is fully secured and guaranteed by the Blue Moon group. Blue Moon Metals Inc. provides a parent guarantee alongside guarantees from Keystone Mines Inc., Blue Moon Norway AS and Repparfjord Eiendom AS. The facility has first-ranking security over the Nussir Project and related assets, security over the Blue Moon Project including a pledge of Keystone shares and associated security interests.

The Bridge Loan, which the Company had drawn on the first tranche of US$12.5 million in September 2025, matures on June 30, 2027, with repayment expected to occur upon the first draw under the senior secured term loan or redeemable precious metals stream.

22

Blue Moon Metals Inc. Management’s Discussion and Analysis For the six months ended June 30, 2026

To date, the Company’s primary source of funding remains the issuance of common shares. As Blue Moon’s common shares are publicly traded, their market price is subject to factors beyond management’s control, including fluctuations in commodity prices, foreign exchange rates and broader market conditions. To increase liquidity exposure to more shareholders, the Corporation cross-listed on the NASDAQ as of January 26, 2026. If capital is required during a period of share price weakness, the Company may face significant dilution to secure necessary funding or may be unable to raise sufficient capital to meet its obligations.

In addition to equity financing, the Company may also pursue strategic alternatives such as royalty sales on its mineral properties, debt financing, stream financings or divestiture of its investment of marketable securities to help fund the Company’s capital needs while minimizing equity dilution.

Loss and comprehensive loss

During the six months ended June 30, 2026, the increase in loss and comprehensive loss, compared to previous quarters, is primarily attributable to higher exploration and project advancement costs.

In comparison, exploration expenditures for the six months ended June 30, 2025 were much lower than the current year mainly because the Company closed its acquisitions of Nussir and NSG in February 2025 and have just begun to ramp up its expenditures on the two projects as well as its existing Blue Moon project, while in the six months ended June 30, 2026, the Company had added two more projects in Springer and Apex.

Cash and cash equivalents

Blue Moon raises funds, as required, in order to explore and develop its mineral properties and to conduct corporate activities.  As a result, cash and cash equivalents are typically expected to decrease in periods where there is no financing transaction. The timing and amount of expenditures and financing transactions have caused the Company’s cash and cash equivalents balance to fluctuate from year to year.

From December 2024 to June 2026, the Company raised close to $300 million in equity financing.

Summary of Quarterly Results

The following table sets forth selected unaudited quarterly financial information derived from financial information for each of the eight most recent quarters.

As at and for the quarter ended	June 30, 2026	March 31, 2026	December 31, 2025	September 30, 2025
Loss attributable to Blue Moon shareholders – basic and diluted	$23,133,326	$33,242,820	$20,412,900	$9,271,255
Loss per share attributable to Blue Moon shareholders – basic and diluted	$0.23	$0.41	$0.36	$0.18
Cash and cash equivalents	159,129,572	40,449,601	92,811,289	28,068,467
Total assets	436,676,912	292,890,306	254,098,193	183,275,390

As at and for the quarter ended	June 30, 2025	March 31, 2025	December 31, 2024	September 30, 2024
Loss attributable to Blue Moon shareholders – basic and diluted	$6,097,407	$1,423,059	$256,300	$71,732
Loss per share attributable to Blue Moon shareholders – basic and diluted	$0.12	$0.06	$0.06	$0.02
Cash and cash equivalents	13,815,796	20,495,161	3,001,720	945,885
Total assets	162,991,490	165,979,266	32,372,944	1,666,323

Historically, the Company’s primary source of funding has been through the issuance of common shares, with activity levels closely tied to the strength of the capital markets. When capital markets are depressed, the Company’s activity level normally declines accordingly, while stronger markets allow the Company to secure equity financing on favourable terms, enabling expansion of its exploration and development programs. In addition to equity financing, the Company may also explore alternative funding strategies, such as royalty agreements, stream financing or divesting its investment in marketable securities, to support its growth objectives.

During the six months ended June 30, 2026 the Company closed a $106.25 million bought deal public financing as well as a concurrent $50 million concurrent private placement.

During the six months ended June 30, 2026 the Company closed the acquisition of Springer and Apex. US$18 million in cash was paid to the seller of Springer to complete the acquisition.

23

Blue Moon Metals Inc. Management’s Discussion and Analysis For the six months ended June 30, 2026

During the six months ended December 31, 2025 the Company received gross proceeds of $86.5 million from its bought-deal public offering which included a $0.7 million follow-on equity investment by LNS. These funds are intended to support the continued advancement and development of the Blue Moon Project, ongoing exploration activities at Nussir and NSG and to provide working capital and general corporate funding.

During the six months ended September 30, 2025, the Company completed the first draw under the Bridge Loan and a concurrent equity investment. The Company drew US$12.5 million under the Bridge Loan on September 4, 2025 and received gross proceeds of US$5 million from a private placement with Oaktree under its previously announced commitment of up to US$20 million. These funds have been structured to provide working capital for the Nussir and Blue Moon Projects and fund activities ahead of the Project Finance Package closing.

During the six months ended June 30, 2025, the Company received gross proceeds of $1.13 million from a follow-on equity investment by LNS. Operationally, the Company advanced development activities at the Nussir Project, including portal and underground development work, as well as site earthworks.

During the six months ended June 30, 2025, the Company achieved several key milestones as it progressed from exploration toward project development. Notably, the Company completed the acquisitions of the Nussir and Sulitjelma projects in Norway, including the purchase of REAS which holds the surface lease and infrastructure critical to the development of the Nussir Project. At the Blue Moon Project, the Company completed a PEA and filed an updated MRE. A maiden NI 43-101 technical report was filed for the Nussir Project and a maiden MRE was finalized for the Sulitjelma project.

During the six months ended December 31, 2024, the Company advanced a PEA and updated resource estimate at Blue Moon, completed a financing to support the Nussir and Sulitjelma acquisitions, and shifted toward a development-focused strategy. The Yava project was also divested and the Company recorded a gain of $340,000 in its disposition.

During the six months ended September 30, 2024, the Company completed a private placement for gross proceeds of $924,000. In prior periods, activities primarily involved baseline work in the Blue Moon Project to comply with permit and regulatory requirements.

Related Party Transaction

Management compensation

The Company’s related parties include its directors and officers, who are the key management of the Company.  The remuneration of directors and officers during the periods presented was as follows:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	$	$	$	$
Wages and salaries	943,747	389,525	1,774,930	667,048
Consulting fees	(11,144)	403,400	529,397	451,698
Share-based payments	414,907	427,477	1,473,607	672,868

Management Compensation	1,347,510	1,220,402	3,777,934	1,791,614

As at June 30, 2026, no amounts are due to related parties (June 30, 2025 - $nil) of the Company.

24

Blue Moon Metals Inc. Management’s Discussion and Analysis For the six months ended June 30, 2026

Outstanding Share Data

The table below summarizes the Company’s common shares and securities convertible into common shares as at the date of this MD&A.

As at August 13, 2026
Common Shares	104,863,001
Stock Options	556,333
Deferred Share Units	156,196
Restricted Share Units	439,581

Contractual obligations AND CONTINGENCIES

The Company has capital commitments as described in Note 20 “Commitments” in the Company’s Consolidated Financial Statements.

As at June 30, 2026, the Company had total contractual obligations and capital commitments of $65.8 million on an undiscounted basis, comprising of the following:

  Capital commitments of $44.6 million, primarily related to ongoing development activities at the Nussir and Blue Moon Projects
  Lease obligations of $1.1 million, primarily related to the REAS industrial land, office and vehicles leases; and
  Debt obligations of $20.1 million related to the Company’s Bridge Loan facility.

These commitments are expected to be settled in the normal course of operations and will be funded through existing cash balances, as well as future financing activities.

In addition to the contractual commitments outlined above, some of the Company’s mineral properties are subject to royalties, including NSR royalties.

Blue Moon Project

The Blue Moon Project is subject to:

  a 0.5% NSR royalty payable to Boliden AB on certain patented claims (Tracts 1-3), with total payments capped at $500,000; and
  a 3.0% NSR royalty on specific claims payable to the James W. Gann, Jr. Trust, with total payments capped at $200,000.

These royalties are payable upon the commencement of production from the applicable claims.

Nussir & Sulitjelma Projects

The Nussir Project is subject to a net smelter return (“NSR”) royalty of 0.75% payable to Finnmarkseiendommen, the state landowner in Finnmark, Norway. This comprises a statutory royalty and an additional 0.25% regional royalty applicable to projects in Finnmark. A similar statutory 0.50% NSR royalty applies to the Sulitjelma property.

Springer Property

The Springer property includes the Springer mine and mill, as well as the WO claims. The Springer mine is subject to a 2.0% NSR royalty payable to the vendor on production from the property, while the WO claims are subject to a sliding scale gross return royalty (“GRR”) from 3%-5% payable to the vendor on production from the property, and is subject to a buy-down to 1.5% for US$2.0 million within the first three years of the acquisition.

25

Blue Moon Metals Inc. Management’s Discussion and Analysis For the six months ended June 30, 2026

Apex Mine

The Apex mine and related mineral properties acquired by the Company, including the Apex property claims and additional Gage licenses, are subject to certain royalty arrangements. The Apex property claims are subject to (i) a 0.5% NSR royalty granted to Teck Resources Limited as part of the acquisition and (ii) an existing 3.0% NSR royalty on certain claims. The Gage licenses are subject to (i) a 2.0% NSR royalty on mineral production on claims not subject to SITLA leases, with an option for the Company to repurchase 1.0% of such royalty for a cash payment of US$2.0 million prior to commercial production, and (ii) a 4.0% royalty in respect of mineral production from claims subject to SITLA leases, and where the minerals are fissionable, the royalty increases to 8.0%.

Contingencies

As at June 30, 2026, the Company is not aware of any material environmental liabilities associated with its mining projects, including Blue Moon and Nussir, other than as described below.

The Company has recognized a provision related to reclamation obligations associated with aggregate extraction activities undertaken by a third party at the REAS industrial site. The provision reflects the Company’s obligation in connection with these activities and is measured based on extraction actvitiy during the year. A corresponding restricted cash balance has been established in connection with these obligations.

Management is not aware of any other material environmental or contingent liabilities that could have a significant impact on the finacial position or performance of the Company.

Financial Instrument Risk

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework.  The Company has exposure to liquidity and credit risks from the use of financial instruments.  Financial instruments consist of cash, restricted cash, receivables, due to related parties, accounts payable and accrued liabilities, which approximate fair value due to the short-term nature of the instruments.

Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they come due. Certain conditions cast significant doubt on the Company’s ability to meet its financial obligations. Refer to Liquidity and Capital Resources for more information regarding the Company’s liquidity risk.

Credit risk

The Company is exposed to credit risk on its bank accounts, restricted cash and receivables. To reduce credit risk, substantially all cash is on deposit at Canadian chartered banks or equivalent banks in Norway and the United States. Restricted cash consists of deposits held by the BLM in California, and FEFO, the land management authority in Norway. Receivables mainly consist of value-added tax receivables and other amounts due from government agencies. Accordingly, the Company considers its exposure to credit risk to be minimal.

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

Interest rate risk

The Company has cash balances which are not subject to significant risks in fluctuating interest rates. The Company’s current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institutions or equivalent instruments. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks. An increase to interest rates by 1% would have an insignificant effect on the Company’s operations.

At June 30, 2026 the Company held interest-bearing cash, cash equivalents and restricted cash of $159,297,818 (December 31, 2025: $92,963,414). A 1% increase or decrease in interest rates, with all other variables held constant, would decrease or increase the Company’s net loss by approximately $1,591,296 (2025: $929,634). This is based on the Company’s interest-bearing balances at the reporting date. Restricted cash balances that do not earn interest have been excluded from this analysis.

The Company is also exposed to interest rate risk through its variable-rate bridge loan. The bridge loan bears interest at a rate equal to the greater of Adjusted Term SOFR plus 8.0% and 11.0% per annum. At June 30, 2026, the carrying amount of the bridge loan was $16,310,233 (December 31, 2025: $15,066,071). A 1% increase or decrease in the applicable interest rate, with all other variables held constant, would increase or decrease annualized interest expense and net loss by approximately $163,102 (December 31, 2025: $150,661).

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Blue Moon Metals Inc. Management’s Discussion and Analysis For the six months ended June 30, 2026

Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to cash, restricted cash, receivables, accounts payable and accrued liabilities, and capital expenditures that are denominated in US dollars and Norwegian kroner.

The foreign currency translation differences recognized in other comprehensive income primarily relate to the translation of the Company’s foreign operations, including USD and NOK functional subsidiaries. The foreign exchange presented in the Company’s net loss primarily related to the revaluation of foreign currency denominated cash and cash equivalents held during the period, as well as the translation of the US$ denominated short-term bridge loan held in a NOK functional subsidiary.

Sensitivity analysis

The Company operates through subsidiaries in the United States and Norway and is exposed to foreign currency risk arising from fluctuations in exchange rates. The Company’s principal exposure relates to balances denominated in US dollar and Norwegian krone relative to the Canadian dollar.

The following table illustrates the estimated impact on loss and comprehensive loss before income taxes of a 10% change in the CAD exchange rate against the USD and NOK, based on the Company’s monetary financial instruments denominated in foreign currencies as at June 30, 2026.

Currency	Change	Effect on Pre-Tax Loss	Change	Effect on Pre-Tax Loss
USD	+10%	$(37,526)	-10%	$37,526
NOK	+10%	$1,969,677	-10%	$(1,969,677)

Market price risk

i. Equity price risk

The Company is exposed to equity price risk through fluctuations in the market price of its own common shares and its holding of equity securities. Equity price risk is defined as the potential adverse impact on the Company’s earnings, or ability to obtain equity financing, due to movements in individual equity prices or broader stock market movements.

In addition, the Company holds equity instruments which are held as marketable securities and are subject to equity price risk. The market price or value of these investments can vary from period to period. A 10% fluctuation in the quoted market price of marketable securities would have a minimal impact on the Company’s loss and comprehensive loss.

ii. Commodity price risk

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatility. The Company closely monitors commodity prices across, base metals, precious metals and critical metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

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Blue Moon Metals Inc. Management’s Discussion and Analysis For the six months ended June 30, 2026

Forward-looking Statements

This Management Discussion and Analysis contains certain forward-looking statements concerning anticipated developments in the Corporation’s operations in future periods. Statements that are not historical fact are forward looking information as that term is defined in NI 51-102 of the Canadian Securities Administrators. Certain forward looking information should also be considered future-oriented financial information (“FOFI”) as that term is defined in NI 51-102. The purpose of disclosing FOFI is to provide a general overview of management’s expectations regarding the anticipated results of operations and capital expenditures. Forward-looking statements and information (referred to herein together as “forward-looking statements”) are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. The material factors or assumptions used to develop forward-looking statements include prevailing and projected market prices and foreign exchange rates, exploitation and exploration estimates and results, continued availability of capital and financing, the certainty that the conditions precedent to drawdown of project financing is achieved, and general economic, market or business conditions and as more specifically disclosed throughout this document. Statements related to the Corporation’s plans and expectations related to production, development and expansion plans, the performance of the project, estimation of Mineral Reserves and Mineral Resources; the timing and amount of future production, the estimation of life of mine are all forward looking. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Corporation and its subsidiaries may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. They include, but are not limited to, statements regarding: the Corporation’s plans to advance the projects through additional exploration and technical studies, the timing of these exploration activities, the recommended exploration work programs and the budget thereof, the anticipated results of Technical Reports, the ability of the Corporation to obtain the necessary funding and permits, the ability to satisfy all conditions precedent to drawing down on project financing, the ability to integrate the acquired companies and the maintenance of the social licences necessary to operate in the areas where the projects are located.

The Corporation’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Corporation does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results to differ materially from the Corporation's expectations include, but are not limited to, uncertainties involved in fluctuations in commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies in the exploration and development of properties and the issuance of required permits; anti-mining sentiments in the community and jurisdictions where the projects are located as well as objections of indigenous or other tribal communities; the possibility that the conditions precedent to the closing and drawdown of the recently announced financing will not be met; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; and uncertainty as to timely availability of permits and other governmental approvals.

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